FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC STATEMENT ON BANK EKONOMI

PT Bank Ekonomi Raharja Tbk ('Bank Ekonomi'), which is 98.94% owned by HSBC Asia Pacific Holdings (UK) Limited ('HAPH'), itself an indirect wholly-owned subsidiary of HSBC Holdings plc ('HSBC'), has announced that it is planning to change its status from a public listed company to a private company and to delist from the Indonesia Stock Exchange ('the Transactions') due to the illiquidity of its shares.

The Transactions are subject to the approval of Bank Ekonomi's independent shareholders at an extraordinary general meeting and to the approval of the Indonesian Financial Services Authority (OJK).

Bank Ekonomi has requested that the trading of its shares be suspended by the Indonesia Stock Exchange with effect from the commencement of trading tomorrow.

As a result of the above, HSBC will plan for an integration of the business operations of Bank Ekonomi and HSBC's Indonesian branch, subject to, amongst other things, applicable laws and regulations.

Media enquiries to:

Gareth Hewett
+ 852 2822 4929
garethhewett@hsbc.com.hk

Lucy Haddrill
+ 852 9620 3932
lucy.haddrill@hsbc.com.hk

Mutiara Asmara
+62 87887570128
mutiaraasmara@hsbc.co.id

Investor Relations enquiries to:

Hugh Pye
+ 852 2822 4908
hugh.pye@hsbc.com

Notes to editors:

1. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,729bn at 30 September 2014, HSBC is one of the world's largest banking and financial services organisations.

2. PT Bank Ekonomi Raharja Tbk
PT Bank Ekonomi Raharja, Tbk ('Bank Ekonomi') is a commercial banking service provider which was established in 1989, and now serves its customers through 99 branches in 31 cities across Indonesia. Supported by more than 2,000 employees, Bank Ekonomi is listed on the Indonesia Stock Exchange (IDX) and as at 31 December 2014, 98.94% of its shares are owned by HSBC Asia Pacific Holdings (UK) Limited, a wholly owned subsidiary of HSBC Holdings plc. As a member of the HSBC Group, Bank Ekonomi is part of one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                      Date: 16 February 2015